Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
Canada V6Z 1S4

Item 2.	Date of Material Change

November 25, 2014

Item 3.	News Release

The Company’s news release dated November 25, 2014, was disseminated by Marketwired, Incorporated on November 25, 2014.

Item 4.	Summary of Material Change

The Company provided a financing update in addition to a biweekly default status report in accordance with the alternative information guidelines in National Policy 12-203, Cease Trade Orders for Continuous Disclosure Defaults ("NP 12-203").

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated November 25, 2014

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Provides Financing Update and Second Default Status Report

Vancouver, BC – November 25, 2014: Further to its news release of October 1, 2014, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that closing of the bridge loan expected last month has been delayed due to issues that arose during due diligence. As a result, the Company is pursuing alternative financing arrangements.

In addition, further to its news releases of October 20, 2014, and November 13, 2014, the Company provides this second biweekly default status report in accordance with the alternative information guidelines in National Policy 12-203, Cease Trade Orders for Continuous Disclosure Defaults ("NP 12-203").

On October 20, 2014, the Company announced the filing of the Company’s audited annual financial statements, related management’s discussion and analysis and accompanying certifications for the 13-months ended July 31, 2014 (collectively, the “Required Filings”), would not be completed by the prescribed deadline of October 29, 2014, for the filing of such documents (the “Default Announcement”).

As a result of the delay in filing the Required Filings, the British Columbia Securities Commission (the “BCSC”) granted a management cease trade order (the “MCTO”) on October 30, 2014, prohibiting all trading in the securities of the Company, whether directly or indirectly, by certain insiders of the Company until such time as the Required Filings have been filed by the Company and the MCTO revoked by the BCSC. The MCTO does not affect the ability of shareholders who are not insiders of Petaquilla to trade their securities.

Petaquilla’s Board of Directors and management confirm that they are working expeditiously to meet the Company's obligations relating to the filing of the Required Filings no later than December 29, 2014.

Pursuant to the provisions of the alternative information guidelines of NP 12-203, the Company reports that since the Default Announcement:

  There have been no material changes to the information contained in the Default Announcement;

  There have been no failures by the Company to fulfil its stated intentions with respect to satisfying the provisions of the alternative reporting guidelines;

  There has not been any specified default subsequent to the default which is the subject of the Default Announcement; however, the Company, if unable to file the Required Filings by

December 15, 2014, will also become delinquent in filing its interim financial statements for the 3-months ended October 31, 2014; and

  There is no other material information respecting the Company's affairs that has not been generally disclosed.

Until the Required Filings are filed, the Company intends to continue to satisfy the provisions of the alternative information guidelines of NP 12-203 by issuing biweekly default status reports, each of which will be issued in the form of a news release and also filed on SEDAR. The Company expects to file its next default status report on or about December 10, 2014.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Forward-Looking Statements: Certain statements contained in this press release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and "confident" and similar expressions are intended to identify forward-looking statements. Petaquilla believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Petaquilla undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.